      1                         UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                              HILLS STORES COMPANY
   _______________________________________________________________________
                                 (Name of Issuer)

                                  COMMON STOCK
   _______________________________________________________________________
                         (Title of Class of Securities)

                                   431692 10 2
                         ______________________________
                                 (CUSIP Number)

                JOHN F. HARTIGAN, ESQ.   MORGAN, LEWIS & BOCKIUS
                 801 SOUTH GRAND AVENUE, LOS ANGELES, CA  90017
                                (213) 612-2500
   _______________________________________________________________________
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
                                 APRIL 21, 1995
            _______________________________________________________
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

  Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
  Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                        PAGE  2   OF  5  PAGES

                                  SCHEDULE 13D
  CUSIP No. 431692 10 2
            ___________

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            APOLLO HDS PARTNERS, L.P.
  ___________________________________________________________________________
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) / /
                                                                       (B) / /
  ___________________________________________________________________________
  3  SEC USE ONLY

  ___________________________________________________________________________
  4    SOURCE OF FUNDS*

            OO
  ___________________________________________________________________________
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or (e)                                                        / /
  ___________________________________________________________________________
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

  ___________________________________________________________________________
                 7  SOLE VOTING POWER

     NUMBER OF      211,584 SHARES OF COMMON STOCK (INCLUDING 211,077 ISSUABLE
                    UPON CONVERSION OF SERIES A PREFERRED STOCK)
     SHARES      _____________________________________________________________
                 8   SHARED VOTING POWER
     BENEFICIALLY
     OWNED BY    _____________________________________________________________
     EACH        9   SOLE DISPOSITIVE POWER
     REPORTING       211,584 SHARES OF COMMON STOCK (INCLUDING 211,077
     PERSON          ISSUABLE UPON CONVERSION OF SERIES A PREFERRED STOCK)
     WITH        _____________________________________________________________
                 10  SHARED DISPOSITIVE POWER

  ___________________________________________________________________________
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            211,584 SHARES OF COMMON STOCK (INCLUDING 211,077 ISSUABLE UPON
              CONVERSION OF SERIES A PREFERRED STOCK)
  ___________________________________________________________________________
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /

  ___________________________________________________________________________
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 2.0%
  ___________________________________________________________________________
  14  TYPE OF REPORTING PERSON*
            PN
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                   PAGE  3   OF  5  PAGES

                           STATEMENT PURSUANT TO RULE 13d-1

                                        OF THE

                            GENERAL RULES AND REGULATIONS

                                      UNDER THE

                     SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

          _________________________________________________________________
          _________________________________________________________________


                    This Amendment No. 4 amends the Statement on Schedule on 13D dated October 21, 1993 (as so amended, the "Schedule 13D") as follows:


          Item 4.  Purpose of Transaction.
          ______   ______________________

             Item 4 is hereby amended by deleting the final two paragraphs thereof and inserting the following:

                    On April 21, 1995, the Reporting Person sold 300,700 shares of Common Stock in open market transactions at a price of $18.50 per share.

                    The Reporting Person may change any of its current intentions, acquire additional shares of Common Stock or Series A Preferred Stock or sell or otherwise dispose of all or any part of the Common Stock or Series A Preferred Stock beneficially owned by the Reporting Persons, or take any other action with respect to Hills or any of its debt or equity securities in any
          manner permitted by law.   Except as disclosed in this Item 4 and
          Item 5, the Reporting Person has no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. See also Item 5.


          Item 5.  Interest in Securities of the Issuer.
          ______   ____________________________________

             Item 5 is hereby amended and restated as follows:

                    (a) HDS beneficially owns (i) 211,584 shares of Common Stock (including 211,077 shares issuable upon conversion of
          Series A Preferred Stock) or 2.0% of the Common Stock of Hills,
          and (ii) 211,077 shares of Series A Preferred Stock or 6.1% of the Series A Preferred Stock.
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                                                        PAGE  4  OF  5  PAGES

                    (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover pages and such information is incorporated herein by this reference.

                    (c) On April 17, 1995, the Reporting Person sold 13,300 shares of Common Stock in open market transactions at a price of $19.25 per share. Except as disclosed herein, there have been no reportable transactions with respect to the Common Stock or Series A Preferred Stock within the last 60 days by the Reporting Person except for the disposition of beneficial ownership of the shares of Common Stock being reported on this Statement.

                    (d)  Not applicable.

                    (e) On April 21, 1995, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of Hills.

          Item 6.  Contracts, Arrangements, Understandings or Relationships
          ______   ________________________________________________________

                   With Respect to the Securities of the Issuer.
                   ____________________________________________

             Item 6 is amended and restated as follows:

                    The responses to Item 4 and Item 5 are incorporated herein by this reference.
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                                      SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  April 24, 1995



                              APOLLO HDS PARTNERS, L.P.

                                  By: Apollo Investment Fund, L.P.

                                      By: Apollo Advisors, L.P.,
                                           Managing General Partner

                                          By: Apollo Capital Management, Inc.
                                                General Partner


                              By: Michael D. Weiner
                                  _______________________________
                                   Name:  Michael D. Weiner
                                   Title: Vice President, Apollo Capital
                                            Management, Inc.